# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NMF SLF I, INC., CIK 0001766037
CUSIP: 000000000
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1633 Broadway, 48th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 07/21/2025
Amends the filing with accession number 0001104659-20-023816
Filed by CIK 0001480561
Persons authorized to receive notices and communications: Garon Meikle, CFO, UAW Retiree Medical Benefits Trust, 1155 Brewery Park Blvd., Suite 400, Detroit, Michigan (MI), 48207, (313) 324-5900

## Reporting persons
- UAW Retiree Medical Benefits Trust (CIK 0001480561): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 89,504,253; sole dispositive power 0; shared dispositive power 89,504,253; aggregate amount beneficially owned 89,504,253 (94.2% of the class)
- UAW Chrysler Retirees Medical Benefits Plan (CIK 0001795057): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 18,966,953; sole dispositive power 0; shared dispositive power 18,966,953; aggregate amount beneficially owned 18,966,953 (20% of the class)
- UAW Ford Retirees Medical Benefits Plan (CIK 0001795052): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 29,440,937; sole dispositive power 0; shared dispositive power 29,440,937; aggregate amount beneficially owned 29,440,937 (31% of the class)
- UAW GM Retirees Medical Benefits Plan (CIK 0001795050): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Unknown (XX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 41,096,363; sole dispositive power 0; shared dispositive power 41,096,363; aggregate amount beneficially owned 41,096,363 (43.3% of the class)
- Hershel Harper (CIK 0001794997): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 89,504,253; sole dispositive power 0; shared dispositive power 89,504,253; aggregate amount beneficially owned 89,504,253 (94.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: NMF SLF I, INC.
Address of issuer's principal executive offices: 1633 Broadway, 48th Floor, New York, New York (NY), 10019

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 is hereby amended to include the following:

On December 20, 2024, pursuant to distribution reinvestment plans (relating to distributions with record dates of September 30, 2024) (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 86,054 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 133,575 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 186,457 Shares. The price per share was $10.50.

On December 30, 2024, pursuant to distribution reinvestment plans (relating to distributions with record dates of December 18, 2024) (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 81,112 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 125,904 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 175,748 Shares. The price per share was $10.45.

On July 21, 2025, pursuant to distribution reinvestment plans (relating to distributions with record dates of March 28, 2025) (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 70,292 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 109,109 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 152,305 Shares. The price per share was $10.44.

On July 28, 2025, pursuant to distribution reinvestment plans (relating to distributions with record dates of June 27, 2025) (i) UAW Chrysler Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Chrysler Retirees Medical Benefits Plan 79,984 Shares; (ii) UAW Ford Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW Ford Retirees Medical Benefits Plan 124,154 Shares; and (iii) UAW GM Retirees Medical Benefits Plan reinvested distribution proceeds in the Issuer and the Issuer issued to UAW GM Retirees Medical Benefits Plan 173,305 Shares. The price per share was $10.41.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of Shares to which this Amendment No. 14 relates is 89,504,253. Such aggregate number of Shares represents 94.2% of the common stock of the Issuer. The percentage reported in this Amendment No. 14 is calculated based upon 94,989,278.869 Shares outstanding as of July 28, 2025 as indicated by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
The UAW Chrysler Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 18,966,953 Shares. Such Shares represent 20.0% of the Shares outstanding.

The UAW Ford Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 29,440,937 Shares. Such Shares represent 31.0% of the Shares outstanding.

The UAW GM Retirees Medical Benefits Plan beneficially owns and has shared voting and dispositive power of 41,096,363 Shares. Such Shares represent 43.3% of the Shares outstanding.

UAW RMBT is the trust under which the Plans are established and, pursuant to Rule 13d-3, may be deemed to beneficially own the 89,504,253 Shares held by the Plans. Such Shares represent 94.2% of the Shares outstanding. UAW RMBT is an indirect beneficial owner of these Shares.

Hershel Harper is the chief investment officer of UAW RMBT, the trust under which the Plans are established, and, pursuant to Rule 13d-3 may be deemed to beneficially own the 89,504,253 Shares held by the Plans. Such Shares represent 94.2% of the Shares outstanding. Hershel Harper is an indirect beneficial owner of these Shares.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 4, no transactions in the Shares were effected during the past sixty days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- UAW Retiree Medical Benefits Trust: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (07/30/2025)
- UAW Chrysler Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (07/30/2025)
- UAW Ford Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (07/30/2025)
- UAW GM Retirees Medical Benefits Plan: /s/ Garon Meikle, Garon Meikle/ Chief Financial Officer (07/30/2025)
- Hershel Harper: /s/ Hershel Harper, Hershel Harper/ Self (07/30/2025)